Exhibit 99.1

Corporación América Airports S.A. Reports June 2024 Passenger Traffic

Total passenger traffic down 8.9% YoY, or 6.7% YoY ex-Natal

International passenger traffic up 9.4% YoY

Luxembourg, July 16, 2024— Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”), one of the leading private airport operators in the world, reported today a 8.9% year-on-year (YoY) decrease in passenger traffic in June 2024. Excluding Natal for comparison purposes, total traffic in June decreased by 6.7% YoY.

Passenger Traffic, Cargo Volume and Aircraft Movements Highlights (2024 vs. 2023)
Statistics	Jun'24	Jun'23	% Var.	YTD’24	YTD'23	% Var.
Domestic Passengers (thousands)	3,039	3,812	-20.3%	19,337	21,679	-10.8%
International Passengers (thousands)	2,595	2,371	9.4%	14,441	13,065	10.5%
Transit Passengers (thousands)	554	609	-9.1%	3,399	3,482	-2.4%
Total Passengers (thousands)[1]	6,188	6,792	-8.9%	37,177	38,226	-2.7%
Cargo Volume (thousand tons)	30.5	29.3	4.3%	183.0	175.9	4.0%
Total Aircraft Movements (thousands)	65.3	73.0	-10.5%	394.6	414.7	-4.8%

1 Excluding Natal for comparison purposes, total passenger traffic was down 6.7% in June and 0.7% YTD.

Monthly Passenger Traffic Performance

(In million PAX)

Passenger Traffic Overview

Total passenger traffic declined 8.9% compared to the same month of 2023, or 6.7% when adjusting for the discontinuation of the Natal airport. Domestic passenger traffic was down 20.3% year-over-year (YoY), or 17.0% when excluding Natal, mainly impacted by weaker performances in Argentina and, to a lesser extent, Ecuador. International traffic was up 9.4%, mainly driven by Argentina, Italy and Uruguay.

In Argentina, total passenger traffic declined 14.1% YoY, driven by weaker performance in domestic traffic, which was down by 22.3% YoY. Domestic traffic, which last year benefited from incentives provided by a government program called 'Previaje' to boost domestic tourism, continued to be impacted by some flight cancellations by Aerolíneas Argentinas and Flybondi, in addition to the prevailing recession in the country. However, some tourist destinations, such as Bariloche and Jujuy, experienced sequential improvements compared to the previous month. International passenger traffic continued to perform well, increasing by 12.1% YoY. During June, Avianca inaugurated a new route from Ezeiza to Medellin, and ITA increased the frequency of its route from Ezeiza to Rome.

In Italy, passenger traffic grew by 15.2% compared to the same month in 2023. International passenger traffic, which accounted for over 80% of the total traffic, increased by 17.4% YoY, with strong performances at both Pisa and Florence airports. Domestic passenger traffic increased by 6.9% YoY, driven by a 12.6% increase at Pisa airport which was partially offset by a decline of 5.6% at Florence airport.

In Brazil, total passenger traffic decreased by 14.9% YoY, or by 4.4% YoY when adjusting for the discontinuation of Natal Airport. Domestic traffic, which accounted for almost 60% of the total traffic, was down 21.0% YoY, or 4.9% when excluding Natal, while transit passengers were down 5.6% YoY. Traffic in Brazil remained heavily impacted by financial and aircraft constraints in some of the local airlines, causing a lack of supply. As a reminder, following the friendly termination process concluded in February 2024, CAAP no longer operates Natal Airport, effective February 19, 2024. Therefore, statistics for Natal are available up to February 18, 2024.

In Uruguay, total passenger traffic, predominantly international, continued its recovery and increased by a strong 21.1% YoY. JetSMART Airlines inaugurated a new route between Montevideo and Buenos Aires with two daily frequencies, which started operating on May 29, positively impacting June traffic.

In Ecuador, passenger traffic decreased by 6.6% YoY as the increase in international traffic was more than offset by weak performance in domestic traffic. International passenger traffic increased by 4.7% YoY, while domestic traffic decreased by 15.7% YoY, mainly driven by the exit of the local airline Equair and national insecurity issues.

In Armenia, passenger traffic decreased by 4.8% YoY, following a strong recovery experienced in 2023, which benefited from the introduction of new airlines, along with a higher number of flight frequencies.

Cargo Volume and Aircraft Movements

Cargo volume increased by 4.3% compared to the same month in 2023, with positive YoY contributions from Argentina, Ecuador, Brazil and, to a lesser extent, Armenia, which were more than offset by negative YoY variances in Uruguay and Italy. Argentina, Ecuador, and Brazil accounted for 80% of the total volume and experienced YoY increases of 4.7%, 25.8%, and 4.6%, respectively.

Aircraft movements decreased by 10.5% YoY, with all countries of operation experiencing YoY declines except for Italy, where aircraft movements increased by 6.1% YoY. Argentina, Brazil, and Italy accounted for more than 80% of total aircraft movements in June.

Summary Passenger Traffic, Cargo Volume and Aircraft Movements (2024 vs. 2023)

	Jun'24	Jun'23	% Var.	YTD'24	YTD'23	% Var.
Passenger Traffic (thousands)
Argentina	3,011	3,506	-14.1%	19,881	20,531	-3.2%
Italy	949	824	15.2%	4,122	3,610	14.2%
Brazil (1)	1,203	1,415	-14.9%	7,413	8,372	-11.5%
Uruguay	163	135	21.1%	1,120	930	20.5%
Ecuador	371	398	-6.6%	2,284	2,385	-4.2%
Armenia	490	514	-4.8%	2,356	2,399	-1.8%
TOTAL	6,188	6,792	-8.9%	37,177	38,226	-2.7%
(1)	Following the friendly termination process concluded in February 2024, CAAP no longer operates Natal airport. Statistics for Natal are available up to February 18, 2024.

Cargo Volume (tons)
Argentina	15,777	15,072	4.7%	94,096	90,687	3.8%
Italy	1,047	1,163	-10.0%	6,359	6,735	-5.6%
Brazil	5,702	5,450	4.6%	30,898	31,534	-2.0%
Uruguay	2,615	2,834	-7.7%	15,214	15,950	-4.6%
Ecuador	2,804	2,229	25.8%	19,094	15,934	19.8%
Armenia	2,575	2,525	2.0%	17,343	15,101	14.8%
TOTAL	30,519	29,273	4.3%	183,005	175,941	4.0%
Aircraft Movements
Argentina	33,243	37,928	-12.4%	214,623	223,141	-3.8%
Italy	8,766	8,265	6.1%	38,222	35,042	9.1%
Brazil	11,361	13,965	-18.6%	69,857	79,654	-12.3%
Uruguay	2,206	2,249	-1.9%	16,567	16,557	0.1%
Ecuador	6,125	6,518	-6.0%	37,404	39,677	-5.7%
Armenia	3,642	4,062	-10.3%	17,960	20,647	-13.0%
TOTAL	65,343	72,987	-10.5%	394,633	414,718	-4.8%

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. Currently, the Company operates 52 airports in 6 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Ecuador, Armenia and Italy). In 2023, Corporación América Airports served 81.1 million passengers, 23.7% above the 65.6 million passengers served in 2022 and 3.6% below the 84.2 million served in 2019. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com.

Investor Relations Contact

Patricio Iñaki Esnaola

Email: patricio.esnaola@caairports.com

Phone: +5411 4899-6716